March 20, 2009

Marc Kronfrost, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
101 F Street, N.E.
Washington D.C. 20549

RE:      TEMPCO, INC.
         FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2008
         FILED SEPTEMBER 29, 2008
         FORM 10-Q FOR FISCAL QUARTER ENDED DECEMBER 31, 2008
         FILED JANUARY 27, 2009
         FILE NO. 1-10320

Dear Mr. Kronfrost:

         On behalf of the above-named Registrant, we respond as follows to your letter of February 24, 2009.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008
--------------------------------------------------------

Item 4T. Controls and Procedures
--------------------------------

   1. In future filings, the Registrant will revise its disclosures to extend the effectiveness conclusion set forth in clause (i) of the paragraph under this section to cover the second prong of the definition of disclosure controls and procedures set forth in clause (ii) of this paragraph.

Exhibit 31, Certification Pursuant to Section 302
-------------------------------------------------

   2. The Registrant has amended its certifications pursuant to Section 302 to include the language in paragraph 4(b) of Item 601(b)(31) of Regulation S-K and otherwise comply with Item 601(b)(31) of Regulation S-K. The revised certifications have been re-filed.

   3. The Registrant has amended its certifications pursuant to Section 302 to include the language of Item 601(b)(31) of Regulation S-K, including those omissions you noted. The revised certifications have been re-filed.

         In connection with responding to the comments in your letter of February 24, 2009, the Registrant has provided a written statement acknowledging the items you have requested.

         Please do not hesitate to contact me or Stephen T. Meadow if you have any further questions.

                                        Sincerely,

                                        FIRETAG, STOSS & DOWDELL, P.C.

                                        /s/ John L. Stoss

                                        John L. Stoss